14040015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Inv. Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55474 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave K. Stewart (612)678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2013
With Independent Auditor's Report

pwc

STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2013
With Independent Auditor's Report

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2013

Contents

pwc

Independent Auditor's Report

To the Board of Directors of
American Enterprise Investment Services, Inc.

We have audited the accompanying statement of financial condition of American Enterprise Investment Services, Inc. (the "Company"), as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc., at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2013
(In thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 92,186
Cash segregated under federal and other regulations	2,318,981
Receivables:	
Customers	829,931
Brokers, dealers and clearing organizations	37,546
Due from affiliates	12,121
Other (net of allowance of $2,213)	39,564
Securities borrowed	107,316
Securities owned, at fair value	34,619
Deposits with clearing organizations	6,856
Accrued interest and dividends receivable	1,002
Goodwill	41,831
Other assets	3,764
Total assets	$ 3,525,717
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 3,097,558
Brokers, dealers and clearing organizations	32,853
Due to affiliates	23,138
Other	18,909
Securities loaned	136,486
Securities sold, not yet purchased, at fair value	12,123
Accrued expenses	5,931
Accrued interest and dividends payable	237
Total liabilities	3,327,235
Commitments and contingencies	—
Total stockholder's equity	198,482
Total liabilities and stockholder's equity	$ 3,525,717

The accompanying notes are an integral part of these financial statements

American Enterprise Investment Services, Inc.
Notes to Statement of Financial Condition
December 31, 2013
(In thousands)

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the National Association of Securities Dealers Automated Quotations system (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of financial statement preparation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

Cash and cash equivalents

Cash equivalents can include commercial paper, time deposits and other highly liquid investments with original maturities of 90 days or less.

Receivable from/Payable to customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the estimated net realizable value. The Company has been indemnified by AFSI to losses incurred by the Company in connection with clients introduced by AFSI. Payables to customers primarily consist of cash held in brokerage accounts and are carried at the amount of cash on deposit.

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2013, the Company advanced $107,316 of cash collateral with security lenders and received securities with a market value of $104,162 related to those transactions. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2013, the Company received $136,486 of cash collateral from security borrowers and loaned securities with a market value of $131,301 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable or payable in the statement of financial condition.

Deposits with clearing organizations

Deposits with clearing organizations consist of cash collateral deposited with clearing organizations to allow the Company to clear trades. These are included in deposits and clearing organizations in the statement of financial condition.

Securities transactions

Proprietary securities transactions (securities owned and securities sold, not yet purchased) in regular-way trades are recorded on the trade date, with the pre-settlement balance reflected as part of receivable from/payable to brokers, dealers, and clearing organizations in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company's goodwill arose from the integration of the clearing operations of Ameriprise Advisor Services, Inc., an affiliated company, on October 5, 2009. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach.

Accrued expenses

Accrued compensation and expenses primarily represent amounts due to employees for compensation-related items.

Prepaid Compensation

Prepaid compensation represents amounts paid to the Parent for restricted stock awards granted by the Parent to the Company's employees. Cash is paid on the grant date based on the grant-date fair value of the awards. The grant-date fair value is expensed on a straight-line basis over the vesting period, generally three years, of the restricted stock awards.

Income taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded.

(In thousands)

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Under a deferred tax settlement agreement, the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Balance Sheet

In December 2011, the FASB updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about certain financial instruments and transactions subject to master netting arrangements (or similar agreements) or eligible for offset in the statement of financial condition. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The Company adopted the standard in the first quarter of 2013. The adoption of the standard did not have any effect on the Company's statement of financial condition. See Note 15 for the required disclosures

Income Taxes

In July 2013, the FASB updated the accounting standard for income taxes. The update provides guidance on the financial statement presentation of an unrecognized benefit when a net operating loss carry forward, a similar tax loss, or a tax credit carry forward exists. The standard is effective for interim and annual periods beginning after December 15, 2013 and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The Company is currently evaluating the impact of standard on its financial condition.

3. Cash segregated under federal and other regulations

The Company is required to segregate cash in a special reserve account for the exclusive benefit of customers under SEC Rule 15c3-3 (Customer Protection Rule). The Company also performs the computation for assets in the proprietary accounts of brokers (PAB) in accordance with the customer reserve computation set forth in the Customer Protection Rule and segregates cash in a special reserve account for the benefit of the PAB.

As of December 31, 2013, cash segregated under federal and other regulations consisted of the following:

For the exclusive benefit of customers	$ 2,318,981
For the exclusive benefit of PAB	—
Total cash segregated under federal and other regulations	$ 2,318,981

4. Cash sweeps

The Company offers clients three products as an automatic investment or sweep of excess cash in their brokerage accounts for overnight investment. Clients can choose from the Ameriprise Insured Money Market Account (AIMMA) program, the Dreyfus money market fund or Ameriprise Cash. There was $1,824,930 invested in Dreyfus money market fund at December 31, 2013. AIMMA is an FDIC insured interest-bearing product with the 21 banks participating in the program. As of December 31, 2013, there was $14,804,746 deposited with the program banks in the AIMMA product. The amount of excess cash swept into AIMMA and Dreyfus money market

(In thousands)

fund products is not reported in the statement of financial condition and is not included in the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

5. Customer receivables and payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2013, less than 1% of receivables from customers are unsecured. In accordance with the intercompany clearing agreement, the introducing broker dealer, AFSI, has agreed to indemnify the Company and therefore establishes an allowance for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation, as AFSI is an affiliated company. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected on the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of settled trades.

The components of receivables from and payables to customers as of December 31, 2013 are as follows:

Receivables:	
Margin loans	$ 787,715
Other customer receivables	42,216
Total receivables	$ 829,931
Payables:	
Free credit balance	$ 3,076,665
Other customer payables	20,893
Total payables	$ 3,097,558

6. Receivables from and payables to brokers, dealers, and clearing organizations

Broker receivables and payables arise primarily from securities transactions executed by the Company for customers and non-customers introduced by AFSI. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession or control, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts related to the purchase of securities. The value of such securities at December 31, 2013 approximates the amounts owed.

(In thousands)

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2013 are as follows:

Receivables:		
Securities failed to deliver	$	16,057
Funds due from clearing organizations and financial institutions, net		21,489
Total receivables	$	37,546
Payables:		
Securities failed to receive	$	19,839
Funds due to clearing organizations and financial institutions, net		13,014
Total payables	$	32,853

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

7. Securities owned and securities sold, not yet purchased

As of December 31, 2013, securities owned by the Company and securities sold, not yet purchased by the Company were $34,619 and $12,123, respectively. Included in securities owned is $2,998 in treasury bills held at the Options Clearing Corporation (OCC). Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Holdings are primarily debt securities including corporate, government and agencies, and municipal debts.

8. Goodwill

Goodwill is not amortized but is instead subject to impairment tests. For the year ended December 31, 2013, the tests did not indicate impairment. During 2013, the Company made a correction to goodwill related to the composition of their original purchase price of Ameriprise Advisory Services, Inc. (AASI). The adjustment was for $201.

9. Fair values of assets and liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Customer receivables

Margin loans are measured at outstanding balances, which are a reasonable estimate of fair value because of the sufficiency of the collateral and short term nature of these loans. Margin loans that are sufficiently collateralized are classified as Level 2. Margin loans that are not sufficiently collateralized are classified as Level 3.

Securities borrowed

Securities borrowed require the Company to deposit cash or collateral with the lender. As the market value of the securities borrowed is monitored daily, the carrying value is a reasonable estimate of fair value. The fair value of securities borrowed is classified as Level 1 as the value of the underlying securities is based on unadjusted prices for identical assets.

Securities owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities and mutual funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities. Level 2 other securities include primarily unit investment trusts.

(In thousands)

Liabilities

Customer payables

Customer deposits are liabilities with no defined maturities and fair value is the amount payable on demand at the reporting date. The fair value of these deposits is classified as Level 1.

Securities loaned

Securities loaned require the borrower to deposit cash or collateral with the Company. As the market value of the securities loaned is monitored daily, the carrying value is a reasonable estimate of fair value. Securities loaned are classified as Level 1 as the fair value of the underlying securities is based on unadjusted prices for identical assets.

Securities sold, not yet purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities. Level 2 securities include primarily corporate obligations, municipal and other debt securities. Level 2 other debt securities include government and agencies bonds and certificate of deposits. Level 2 other securities include primarily unit investment trusts.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Securities owned :				
Corporate bonds	$ —	$ 22,440	$ —	$ 22,440
Municipal bonds	—	8,158	—	8,158
Other debt securities	—	3,621	—	3,621
Equities	50	—	—	50
Other securities	—	350	—	350
Total assets at fair value	$ 50	$ 34,569	$ —	$ 34,619
Liabilities				
Securities sold, not yet purchased				
Corporate and other bonds	$ —	$ (12,006)	$ —	$ (12,006)
Equities	—	—	—	—
Other securities	—	(117)	—	(117)
Total liabilities at fair value	$ —	$ (12,123)	$ —	$ (12,123)

(In thousands)

During the reporting period, there were no material assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

Fair Value of Financial Instruments

Other financial instruments are recorded by the Company at fair value or at contract amounts, which approximate fair value and include receivables from and payables to brokers, dealers and clearing organizations; deposits with clearing organizations; and amounts receivable from and payable to affiliates. These financial instruments have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value.

10. Financing activities and off balance sheet risk

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requires that additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permit it to pledge the securities to others. At December 31, 2013, the Company obtained securities with a fair value of approximately $1,007,230 on such terms, for which $229,801 have been either pledged or otherwise transferred to others in connection with the Company's financing activities. Of the securities pledged, the market value of securities pledged at the OCC was $98,500.

11. Related-party transactions

The Company maintains a revolving line of credit with the Parent of up to $750,000. At December 31, 2013, the Company had not drawn on this line of credit. This line of credit bears an interest rate of LIBOR plus 90 basis points.

The Company entered into an agreement with the Parent related to deferred federal income taxes. Under this agreement the Company transfers its net deferred federal income tax each month to the Parent and the Company and the Parent cash settle the net deferred federal income taxes on a quarterly basis. The Company paid $548 in total as quarterly deferred federal income taxes settlement for the year ended December 31, 2013.

(In thousands)

The Company entered into an agreement with an affiliate, Ameriprise Holdings, Inc. (AHI) related to the use of property, equipment and similar items. Under this agreement the Company compensates AHI for use of property, equipment and similar items that AHI owns or maintains.

The Company also participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

The Company also participates in the Parent's Incentive Compensation Plan. Under the Incentive Compensation Plan, employees are eligible to receive incentive awards including stock options, RSAs, non-qualified options, RSUs, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with RSAs, RSUs, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

12. Net capital provisions

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2013, the Company's net capital was $100,424 or 11% of aggregate debit balances, and $82,908 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

13. Income taxes

The Company had a payable to the Parent for federal income taxes of $1,019, and a payable to the Parent for state income taxes of $401 at December 31, 2013, which is included in payable to affiliates in the statement of financial condition. Also, the Company had a receivable from the Parent for the current settlement of deferred federal income taxes of $121 at December 31, 2013.

(In thousands)

Significant components of the Company's state deferred income tax assets and liabilities as of December 31, 2013 are as follows:

	State 2013
Deferred income tax assets:	
Deferred compensation and bonuses	$ 68
State income taxes	3
Other	2
Total deferred income tax assets	$ 73

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company files income tax returns, as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial, in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Internal Revenue Service ("IRS") had previously completed its field examination of the 1997 through 2007 tax returns in recent years. However, for federal income tax purposes, these years except for 2007, continue to remain open as a consequence of certain unagreed upon issues. The IRS is in the process of completing the audit of the Company's income tax returns for 2008 and 2009 and began auditing 2010 and 2011 in the fourth quarter of 2012. The Company's state income tax returns are currently under examination by various jurisdictions for years ranging from 1997 through 2008 and remain open for the years after 2008. The Company filed its 2012 tax return in the third quarter of 2013, but the IRS has not yet begun its examination of 2012.

14. Commitments, contingencies and other legal and regulatory matters

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present

(In thousands)

loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each quarter.

In November 2012, a lawsuit entitled Versata Software, Inc., f/k/a Trilogy Software, Inc., et al. ("Versata") v. Ameriprise Financial, Inc., Ameriprise Financial Services, Inc. & American Enterprise Investment Services, Inc. was filed in the District Court of Travis County, Texas relating to the Company's licensing and use of software owned by Versata that the Company uses to manage registration, licensing and compensation, among other things. The lawsuit alleges the Company violated the terms of the license agreement by allowing an impermissible third-party contractor to decompile Versata's software code, and failing to have the third-party contractor execute individual non-disclosure agreements. The Company has alleged counterclaims for wrongful termination and breaches of warranties, among other causes of action. Both sides have asserted defenses to the claims and counterclaims. The relief requested by Versata is for the Company to return the software and for other, unspecified, legal and equitable relief. The relief requested by the Company against Versata is delivery and free use by the Company of the Versata source code. Ameriprise Financial, Inc. removed the dispute to federal court. That removal is currently subject to a motion to return the case to state court. The matter is still in the discovery stage, and no trial date has been set. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter due to the procedural status of the case.

15. Offsetting Assets and Liabilities

Certain financial instruments and derivative instruments are eligible for offset in the Balance Sheet under U.S. GAAP. The Company's securities borrowing and lending agreements are subject to master netting arrangements and collateral arrangements and meet the U.S. GAAP guidance to qualify for offset. A master netting arrangement with counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. Securities borrowed and loaned result from transactions between the Company and other financial institutions and are recorded at the amount of cash collateral advanced or received. The Company's policy is to recognize amounts subject to master netting arrangements on a gross basis on the Statement of Financial Condition.

The Company's assets subject to master netting arrangements as of December 31, 2013, are as follows:

			Gross amount not offset in the Statement of Financial Condition		
	Gross amounts of recongnized assets	Gross amounts offsets in the Statment of Financial Condition	Amounts of assets presented in the Statment of Financial Condition	Financial instruments (1)	Security collateral	Net amount
Securities borrowed	$ 107,316	$ —	$ 107,316	$ (15,028)	$ (89,580)	$ 2,708
Total	$ 107,316	$ —	$ 107,316	$ (15,028)	$ (89,580)	$ 2,708

1) Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting arrangements that management elects not to offset on the Statement of Financial Condition.

(In thousands)

The Company's liabilities subject to master netting arrangements as of December 31, 2013, are as follows:

	Gross amounts of reccongnized liabilities	Gross amounts offsets in the Statment of Financial Condition	Amounts of liabilities presented in the Statment of Financial Condition	Gross amount not offset in the Statement of Financial Condition		
				Financial instruments (1)	Security collateral	Net amount
Securities loaned	$ 136,486	$ -	$ 136,486	$ (15,028)	$ (116,718)	$ 4,740
Total	$ 136,486	$ -	$ 136,486	$ (15,028)	$ (116,718)	$ 4,740

1) Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting arrangements that management elects not to offset on the Statement of Financial Condition.

16. Subsequent events

As of February 27, 2014, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. No events or transactions require disclosure.

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